1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

September 6, 2024

VIA EDGAR

Mr. David Manion and Ms. Deborah O’Neal, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

Registration Statement on Form N-14

Dear Mr. Manion and Ms. O’Neal:

On behalf of the Trust, this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 18, 2024 (the “Accounting Comments”) and on August 8, 2024 (the “Legal Comments”) with respect to the initial Registration Statement of the Trust, filed on July 9, 2024, on Form N-14 (the “Registration Statement”) on behalf of iShares LifePath Target Date 2025 ETF (the “Target Fund”), a series of the Trust.

For the convenience of the Staff, the comments are summarized below and are followed by the Trust’s response. Capitalized terms have the meanings set out in the Target Fund’s Registration Statement.

Accounting Comments from Mr. David Manion

Comment No. 1:	Please note that an amendment will need to be filed along with the consent of the independent public accountant.

Response No. 1:	The Trust respectfully notes that an amendment will be filed along with the consent.

Comment No. 2:	Please be advised that the semi-annual financial statements dated January 31, 2024 that have been incorporated by reference will become stale on October 2, 2024. If the date of effectiveness is after October 2, 2024, the July 31, 2024 financial statements should be used instead.

Response No. 2:	The Trust will make the updates in the event that the date of effectiveness is after October 2, 2024.

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission

September 6, 2024

Comment No. 3:	Please delete the additional “2” on page 1 of the Article I Summary.

Response No. 3:	The requested change has been made.

Comment No. 4:	Please provide an estimate of the expenses related to the reorganization.

Response No. 4:	The requested change has been made. The Fund will not bear any expenses related to the reorganization. As noted in the Registration Statement, BlackRock Fund Advisors will pay all of the costs associated with the reorganization.[1]

Comment No. 5:	Please note that the information provided under the column “Pro forma Adjustments to Acquiring Fund” will need to reflect a share adjustment.

Response No. 5:	The Trust respectfully notes that an amendment will be filed which reflects the pro forma share adjustment based on the number of shares outstanding for each of the Target Fund and Acquiring Fund as of each fund’s fiscal year ended July 31, 2024.

Comment No. 6:	Please delete the first sentence on page S-3 of the Statement of Additional Information.

Response No. 6:	The requested change has been made.

Legal Comments from Ms. O’Neal

Comment No. 1:	Please disclose the approximate expenses related to the reorganization.

Response No. 1:	The requested change has been made.

Comment No. 2:	Please delete references to the “SEC’s Public Reference Room” on page (ii).

Response No. 2:	The requested change has been made.

Comment No. 3:	On page 81 of the Acquiring Fund’s Statement of Information, which is incorporated by reference into the Registration Statement, entitled “Creation and Redemption of Creation Units – Acceptance of Orders for Creations Units,” please delete the following language from romanette (iv) in the second sentence of the third paragraph: “or have an adverse effect on the Fund or its shareholders (e.g., jeopardize the Fund’s tax status).”

[1]

See N-14, “Questions & Answers” A-11; see also “Combined Prospectus/Information Statement”, Article IV, ¶ 4.4 (“Information About the Reorganization – Expenses of the Reorganization”), and see Form of Agreement and Plan of Reorganization, Article IX, ¶ 9.1.

Securities and Exchange Commission

September 6, 2024

Response No. 3:	The Trust will update the language in connection with the next annual update for the Acquiring Fund.

* * * * * * * * *

If you have any questions or need further information, please call me at (202) 303-1285.

Sincerely,

/s/ Anne C. Choe
Anne C. Choe

cc:	Marisa Rolland

George Rafal

DeCarlo McLaren

Toree Ho

Luis Mora

Michael Gung

Benjamin J. Haskin

Michelle Tekin